Filed by: Westar Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.
Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated
Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.
Commission File Number: 132-02816

Date: November 1, 2017

{On November 1, 2017, Westar Energy, Inc. hosted a conference call to review its third quarter 2017 earnings, and a webcast replay of the call was posted to the website of Westar Energy, Inc. on or around November 1, 2017. The following is an edited transcript of the portions of the call that relate to the pending merger with Great Plains Energy Incorporated. These excerpts are being filed in compliance with Rule 425 of the Securities Act of 1933, as amended.}
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Anthony D. Somma - Westar Energy, Inc. - Senior Vice President, Chief Financial Officer and Treasurer
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To that end, and before I hand things over to Mark, I'd like to take a minute to talk about our future with Great Plains. I'm pleased to be CFO of a company with great growth potential, one that does not rely so heavily upon asking regulators to increase customer prices in order to deliver competitive shareholder returns.
We’ll have a strong financial profile backed by great savings plan, unique to combining these two companies. Things like adjacent service territories, which unlock savings only neighbors can achieve, long-standing joint plant ownership, very similar major computing platforms, familiarity with each other's regulatory experience and decades of working alongside one another. And most recently, the detailed integration planning we have performed over the last year or so. The opportunity for savings, combined with increased scale and jurisdictional diversity create a platform to drive value for shareholders and customers. It's been a long road, and I'm proud to be part of this team we put together to create a great energy company.
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Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Good morning, everyone, and thanks for dialing in. I'm pleased once again for our team to report a good quarter amidst all the merger and integration work. Our folks are keeping close eye on the business, delivering clean, safe, reliable power and the returns that our shareholders expect.
I'll start this morning by giving you an update on the merger. Since announcing the revised merger agreement in July, we've continued to enjoy strong public support, and we've engaged in constructive dialogue with parties to the merger docket. In August, we filed for approval in both Kansas and Missouri. With regard to procedural schedules, we reached agreement with the commission staff and many other intervenors in both states. We appreciate the support from these parties in arriving at a proposed Kansas procedural schedule that's a bit quicker than the statutory maximum of 300 days, yet still affording an orderly and complete process.
If the KCC approves the procedural schedule, it would mean in order no later than May. We expect to know that sometime this month. In Missouri, the commission has already approved the procedural schedule with a very similar effective date.
Last month, we announced our special shareholder meeting. The vote on the merger will be November 21. Great Plains has their meeting at the same time. We encourage everyone to vote as the vote withheld counts the same as the vote against. We wouldn't want anyone to miss out on the 15% dividend hike or the better earnings growth profile that comes only with the merger. We've also filed for FERC approval and requested from the NRC a transfer of Wolf Creek’s license.
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As I close, I'll echo what Tony said, "It's been a long road to put these 2 companies together." We have ways to go, but we're excited to get there. I'm pleased with what we're creating and looking forward to my new role as non-exec Chair. As CEO of the combined company, Terry Bassham, has assembled a great executive team, pulling talent from both companies. That team is ready to deliver on the merger opportunities, including one of the best earnings profiles in the regulated electric space with dividend targets to match, without, as Tony said, so much reliance on price increases. All while providing great customer service and being a leader in the communities that we have the privilege to serve.
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QUESTIONS AND ANSWERS
Caller 1:
How are you looking at what reserve margins are in your service territory and maybe the state as a whole? And what opportunities for, maybe, incremental coal plant or other retirements may exist over the next 4 to 5 years?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Yes. There is opportunity. But for us, only with the merger. Great Plains has already announced that they plan to retire some more fossil plants. But in the context -- but only in the context of the merger, we've also indicated there's additional opportunity there as well. I'll let John Bridson - see if he wants to add anything to that.
John T. Bridson - Westar Energy, Inc. - Senior Vice President, Generation and Marketing
Yes. We're still long on capacity at Westar stand-alone and will be long on capacity after the merger as a joint company. The SPP has a lot of capacity left as well. So as Mark mentioned, we'll retire some more fossil units after the merger closes.
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Yes. We -- as you know, Michael, we've put a lot of investment in our newer, more efficient plants. They are all compliant, and they’re real inexpensive. But like everybody, we still have some older inefficient ones, it just doesn't make sense to put money in them.
Caller 1
Got it. And so have you -- can you remind me, have you announced any of the retirements of some of the older, small- and mid-sized Westar-owned coal plants? And if so, how much capacity coming off-line?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Well, we did some of those back in November -- about this time, 2 years ago. John, do you remember how many megawatts that was?
John T. Bridson - Westar Energy, Inc. - Senior Vice President, Generation and Marketing
We retired the Tecumseh 8 unit, which was about 150 megawatts and the Lawrence 3 unit, which was a small 55-megawatt machine. After we merge with Great Plains, we'll retire the last coal unit at Tecumseh, which is about 100-megawatt coal-fired unit, that's 60 years old.
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Caller 2
One last question. I know that you gave -- slides 10 and 11 [of the investor presentation that was posted to your website], you talk about the expected impact of the merger, 6% to 8% growth through 2021 versus 4% to 6% stand-alone. You extrapolate that to an earnings guidance range for 2021 of $3.25 to $3.57. But when I think about that, just given the cadence of rate cases and the cadence of the expected buyback, wouldn't it be wrong to presume that you guys are going to have sort of a nice steady linear growth rate at 7% between now and 2021? Because you're going to go through rate cases this year, if you're going to be doing buybacks, I think you probably have another round of rate cases several years out. And so wouldn't that pull, frankly, just that the cadence of the share buyback and the cadence of the rate cases, and assumed synergy uptake, pull a lot of that growth forward, i.e. theoretically, you'd have a decelerating growth rate into last year?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Well, I mean, you're right that the rate of growth depends on the phase in of the merger savings, which take time. And we've built those up over few years. So that's an accelerating dynamic. The cadence of the buyback will absolutely have an effect on

it. And the rate cases are absolutely front-end loaded as you noted. The way I describe it, Greg, is the buybacks are more of a shift in the curve and the other stuff is the slope of the curve.
Caller 2
Okay. Great. And then I just thought of one last question, sorry. Can you refresh our memories on what the consolidated rate base growth profile is of the company through the forecast period?
Anthony D. Somma - Westar Energy, Inc. - Senior Vice President, Chief Financial Officer and Treasurer
So we'll have -- when the company is combined about $13 billion in rate base and the CAGR will be between 3% and 4%.
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
And it will be -- it won't necessarily be symmetrical across all jurisdictions.
Anthony D. Somma - Westar Energy, Inc. - Senior Vice President, Chief Financial Officer and Treasurer
Correct.
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Caller 3
I was just curious if you can provide any color on your discussion, so far, with Kansas staff or the stakeholders, as it relates to the structure. I think you mentioned you had an agreement on the procedural schedule. So it seems that things have been trending generally constructive, so far. Just curious, how that fits in with the proposed timing for deal close, and if we should be thinking about prospective settlement in Kansas at this point?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Well, it's always possible, but we wouldn't predict it and we wouldn't assume it. I'll let Greg Greenwood give some comment on.
Greg A. Greenwood - Westar Energy, Inc. - Senior Vice President, Strategy
Yes, Nicholas. We've had productive discussions with, really, all the parties in the docket in multiple meetings. I think settlement is always a possibility. As it relates to timing, even if there is a settlement, I wouldn't see a great acceleration in timing, that's for a couple of reasons. But if you think about it, the commission is going to want to hear support for any settlement from each of the parties that signed on to that. And given their busy schedule, those discussions will happen during the hearings that are already scheduled. And it's possible to get an order sooner, but probably not likely. So I think, the timing is probably pretty static with or without a settlement. But good constructive discussions continue to happen.
Caller 3
Thanks. And then just on sort of to follow up on Michael's comment earlier on the retirements. The retirements that have been announced at this point between yourself and GXP, those are all already reflected in your efficiencies and O&M numbers that you kind of laid out to this point, right?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
They are reflected in the overall O&M numbers, but only part of them are in the merger savings because the Great Plains plants were announced irrespective of the merger. But Westar plants, as John Bridson indicated, are only a function of the merger.
Forward-Looking Statements
Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy Incorporated (“Great Plains Energy”) and Westar Energy, Inc. (“Westar Energy”), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Westar Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy, KCP&L and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.
This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties are discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy Holding, Inc. (“Monarch Energy”) file with the Securities and Exchange Commission (“SEC”) in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy, KCP&L and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy, KCP&L and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Monarch Energy has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-220465), which was declared effective by the SEC, Great Plains Energy and Westar Energy have each filed a definitive joint proxy statement, which also constitutes a prospectus of Monarch Energy, each of which is publicly available, and Great Plains Energy, Westar Energy and Monarch Energy have filed and may file other documents regarding the proposed transactions with the SEC. Great Plains Energy and Westar Energy mailed the definitive joint proxy statement/prospectus in connection with the transactions to their respective shareholders on or around October 13, 2017. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED TRANSACTIONS.
Investors can obtain free copies of the Registration Statement and definitive joint proxy statement/prospectus and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website. These documents filed by Great Plains Energy and Monarch Energy are also available free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings,” or by contacting Great Plains Energy’s Investor Relations Department at 1-800-245-5275. These documents filed by Westar Energy are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab

“Investors” and then under the heading “SEC Filings,” or by contacting Westar Energy’s Investor Relations Department at 785-575-8227.
Participants in Proxy Solicitation
Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed transactions. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on September 14, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is set forth in the Registration Statement and definitive joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.